                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-27604
                    NOTIFICATION OF LATE FILING OF FORM 10-Q

                        For Period Ended: March 31, 1999


                         Part 1. Registrant Information

                            PICK COMMUNICATIONS CORP.
                            (Full name of registrant)

                       155 Route 46 West, Wayne, NJ, 07470
                     (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

          The management of PICK Communications Corp. has been involved in financing transactions which has taken up all of the management's time, therefore, the Company needs more time to properly complete its Form 10-Q for the quarter ended March 31, 1999.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

       James H. Season                              (973) 812-7425
       ---------------                            ------------------
           (Name)                                 (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes  [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although quarterly results of operations are not yet available, the Company expects to report revenues of approximately $4 million for the first quarter of 1999 as compared to $0.5 million for the first quarter of 1998, with an anticipated loss of up to approximately $4 million for the first quarter of 1999, as opposed to $1 million for the first quarter of 1998. The increased sales resulted from an increase in the prepaid calling card and wholesale telephone carrier businesses. The loss resulted primarily from increased staffing and facilities for the expanding wholesale telephone carrier business and the development stage business of PICK Sat Inc., a subsidiary of the Company, which recently commenced providing satellite delivered, high speed broadband Internet access. The prepaid calling card business operated with negative gross margins.


                            PICK COMMUNICATIONS CORP.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 18, 1999                 By:   /s/ James H. Season
                                       -------------------------------------
                                   Name: James H. Season
                                   Title: Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).